UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BRF S.A.
 (Name of Issuer)

Common Shares, no par value per share,
including in the form of American Depositary Shares
(Title of Class of Securities)

10552T1071
 (CUSIP Number)

Lim Eng Kok	Celine Loh
GIC Private Limited	GIC Private Limited
168, Robinson Road	168, Robinson Road
#37-01, Capital Tower	#37-01, Capital Tower
Singapore 068912	Singapore 068912
+65 6889 8888	+65 6889 8888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	CUSIP number is for the American Depositary Shares of BRF S.A., each representing one Common Share.

SCHEDULE 13D

CUSIP No.: 10552T107	Page 2 of 5 Pages

1.	Names of Reporting Persons. GIC PRIVATE LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	32,069,255
	8.	Shared Voting Power	6,622,379
	9.	Sole Dispositive Power	32,069,255
	10.	Shared Dispositive Power	6,622,379
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,691,634
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.43%2
14.	Type of Reporting Person: CO

2
The percentages used herein are calculated based upon 872,473,246 Shares outstanding, which reflects the number of Shares outstanding as of December 31, 2013, as reported in the Issuer's Report on Form 6-K, filed on February 28, 2014.

SCHEDULE 13D

Page 3 of 5 Pages

Item 1.                                Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the statement on Schedule 13D filed on January 29, 2014 (the “Original Schedule 13D”) with respect to the Common Shares, no par value per share, (the “Shares”), including in the form of American Depositary Shares (“ADS”), of BRF S.A. (the “Issuer”), a foreign private issuer, as defined in Rule 3b-4 of the Act, whose principal executive offices are located at 1400 R. Hungria, 5th Floor, Jd América; 01455000; São Paulo – SP, Brazil.

Capitalized terms not defined in this Amendment No. 1 shall have the meaning ascribed to them in the Original Schedule 13D. Except as set forth herein, the Original Schedule 13D is unmodified.

Item 3.                                Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

GIC is a fund manager and manages the reserves of the Government of Singapore.  As part of our portfolio investments, a total of $36,857,534.93 was paid to acquire the Shares held in the form of ADS, and a total of R$132,171,476.53 was paid to acquire the Shares, reported in Exhibit B.

Item 4.                                Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:
The Tarpon Filers have advised the Reporting Person that they intend to file an amendment to Schedule 13D to report beneficial ownership of 9.48% of the outstanding Shares.

As set forth in the Original Schedule 13D, the Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of any Shares beneficially owned by the Tarpon Filers or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13d-5 under the Exchange Act) with the Tarpon Filers or any other person.  The Reporting Person is responsible for the completeness and accuracy of the information concerning the Reporting Person contained herein, but is not responsible for the completeness and accuracy of the information concerning the Tarpon Filers or any other person contained herein.

Item 5.                                Interest in Securities of the Issuer

Items 5 (a), (b) and (c) of the Original Schedule 13D are hereby amended and supplemented by adding the following information:

(a, b) The aggregate number of Shares, including those held in the form of ADS, and the percentage of total outstanding Shares beneficially owned by the Reporting Person as of the date hereof is set forth below:

Reporting Person	Number of Shares Beneficially Owned1	Percentage of Outstanding Shares	Number of Outstanding Shares2
GIC	38,691,634	4.43%	872,473,246

SCHEDULE 13D

Page 4 of 5 Pages

1.           GIC is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”).  Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.  As such, GIC has the sole power to vote and power to dispose of the 32,069,255 securities beneficially owned by it.   GIC shares power to vote and dispose of 6,622,379 securities beneficially owned by it with MAS.  GIC, GoS and MAS disclaim membership in a group.

2.           This figure reflects the number of Shares reported as outstanding as of December 31, 2013, in the Issuer's Report on Form 6-K, filed on February 28, 2014.

(c) The trading dates, number of Shares or ADS acquired and disposed of, price per Share or ADS, and how the transactions were effected for all transactions in the Shares or ADS by the Reporting Person since the most recent filing of Schedule 13D is set forth in Exhibit B.

Item 7.                                Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit B:                                Schedule of Transactions, in response to Item 5(c)

SCHEDULE 13D

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

By:	/s/ Lim Eng Kok
Name:	Lim Eng Kok
Title:	Senior Vice President

By:	/s/ Celine Loh
Name:	Celine Loh
Title:	Senior Vice President

March 04, 2014

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

EXHIBIT B

SCHEDULE OF TRANSACTIONS

The following transactions were effected by GIC, or an external fund manager on behalf of GIC, in the open market through a broker.

Trade Date	ADR or Shares	Buy / Sell	Quantity	Price per Share (in USD)
01/23/14	BRF SA-ADR	BUY	78,300	$ 18.3611
01/24/14	BRF SA-ADR	BUY	77,800	$ 17.994
01/27/14	BRF SA-ADR	BUY	43,000	$ 17.9997
01/28/14	BRF SA-ADR	SELL	-1,735	$ 17.92428
01/29/14	BRF SA-ADR	BUY	59,300	$ 17.8676
01/30/14	BRF SA-ADR	BUY	59,300	$ 18.0075
01/31/14	BRF SA-ADR	BUY	115,100	$ 17.5998
02/05/14	BRF SA-ADR	BUY	307,703	$ 17.1631
02/06/14	BRF SA-ADR	BUY	78,189	$ 17.3334
02/06/14	BRF SA-ADR	BUY	151,900	$ 17.5631
02/07/14	BRF SA-ADR	BUY	388,673	$ 17.4958
02/10/14	BRF SA-ADR	BUY	55,915	$ 17.1203
02/14/14	BRF SA-ADR	SELL	-6,105	$ 17.0405
02/18/14	BRF SA-ADR	SELL	-1,171	$ 17.0854
02/19/14	BRF SA-ADR	SELL	-8,105	$ 17.02346
02/20/14	BRF SA-ADR	SELL	-2,917	$ 17.26106
02/21/14	BRF SA-ADR	SELL	-3,174	$ 17.4001
02/24/14	BRF SA-ADR	SELL	-5,478	$ 17.19321
02/26/14	BRF SA-ADR	BUY	91,800	$ 17.0607
02/27/14	BRF SA-ADR	BUY	248,579	$ 17.5076
02/27/14	BRF SA-ADR	SELL	-950	$ 17.41493
02/28/14	BRF SA-ADR	BUY	232,570	$ 18.0487
02/28/14	BRF SA-ADR	BUY	99,400	$ 18.2581

Trade Date	ADR or Shares	Buy / Sell	Quantity	Price per Share (in BRL)
01/24/14	BRF SA	BUY	123,444	R$ 43.349881
01/29/14	BRF SA	BUY	291,900	R$ 43.614875
01/30/14	BRF SA	BUY	166,700	R$ 43.567966
01/31/14	BRF SA	BUY	498,716	R$ 42.679104
02/05/14	BRF SA	BUY	239,288	R$ 41.451695
02/10/14	BRF SA	BUY	513,300	R$ 41.07548
02/11/14	BRF SA	BUY	559,094	R$ 40.870659
02/18/14	BRF SA	BUY	237,861	R$ 40.569472
02/27/14	BRF SA	BUY	99,714	R$ 40.736182
02/28/14	BRF SA	BUY	419,141	R$ 41.958912